Exhibit 3

P R E S S  R E L E A S E

For Immediate Release	23 May 2002

CADBURY SCHWEPPES 2002 INTERIM TRADING UPDATE

Cadbury Schweppes plc issues regular trading updates ahead of its interim and preliminary results. Today’s update comments on year to date performance in 2002: the interim results will be announced on 17 July 2002.

John Sunderland, Cadbury Schweppes’ CEO said, “We have made a sound start to the year. Acquisitions made are in line with our strategy and will make positive contributions this year. Overall we remain confident of achieving our financial targets.”

Trading Performance Highlights

■	Underlying earnings for the first half are expected to be in line with our target to deliver double digit earnings growth for the full year.

■	Our North American Beverages operations overall have had a satisfactory start to the year. We are still experiencing good volume growth in our non-carbonated businesses driven by Clamato and Hawaiian Punch. Carbonated volumes continued to be slightly impacted by brand transfers and refranchising, although strengthened marketing campaigns are beginning to have a more positive impact on performance, with the launch of Red Fusion to follow in July. After a satisfactory first quarter, the Snapple range is currently performing a little below expectation although a number of new product launches are in the process of introduction.

■	European Beverages have made a steady start to the year. Integration of the recently acquired Orangina-Pampryl business in France is a top priority and the project is progressing satisfactorily. In Spain the integration of La Casera is on track and the business is performing in line with expectations. Mexico has started the year well.

■	In the UK, Cadbury Trebor Bassett has carried forward the momentum gained towards the end of last year. Growth in our chocolate volumes has been led by innovation and the business continues to benefit from past restructuring. We are also seeing improved performance in impulse channels where our share is up. Top line growth remains our focus in this key market and we are encouraged with results achieved to date.

■	Elsewhere in European Confectionery, Poland is again performing well and Russia remains on track to be profitable in the full year. Consolidation of the French sales force has been successful with minimal disruption. Hollywood continues to perform strongly in France.

■	In the Americas Confectionery region, Jaret in the US is seeing good volume and profit growth through product innovation, while Canada continues to make progress following last year’s integration and supply capacity problems. Reported profit in the overall region will be impacted by the economic situation in Argentina and resulting currency devaluation.

Cadbury Schweppes Public Limited Company
25 Berkeley Square
London W1J 6HB
Telephone: +44 (0) 20 7409 1313
Fax: +44 (0) 20 7830 5137
www.cadburyschweppes.com

■	In the Asia Pacific region, the Australian and New Zealand confectionery businesses are again delivering strong volume growth driven by focused marketing. The Food & Beverage business has started more slowly, reflecting the disappointing summer weather that has contributed to a downturn in overall beverage industry volumes. Investment in marketing spend and systems costs will hold back first half profit increases, but the region remains on track to deliver its full year profit growth targets.

■	The Africa, India and Middle East group has started the year well, with particularly strong volume growth being achieved in Egypt and India.

Acquisitions

Acquisitions have again strengthened our position in chosen markets.

In the first half of 2002 the Group has completed the acquisitions of the Squirt brand in Mexico; a majority shareholding in Kent, the market leading sugar confectionery business in Turkey; and the Nantucket Nectars business in the US. We expect each of these businesses to be earnings enhancing this year.

In addition, we have increased our holding in Cadbury India to over 90%.

Ends

For Further Information

David Kappler, Chief Financial Officer
Sally Jones, Corporate Communications Director
Dora McCabe, Head of Group Public Relations
Cadbury Schweppes plc:	020-7409-1313
http://www.cadburyschweppes.com
Angus Maitland/Philip Gawith,
The Maitland Consultancy	020-7379-5151

Notes to Editors:
Cadbury Schweppes
With origins stretching back over 200 years, today Cadbury Schweppes is an international beverage and confectionery company offering consumers brands such as Cadbury, Schweppes, Dr Pepper, 7 UP, Snapple, Trebor and Bassett in almost 200 countries around the world. Employing over 38,000 people, Cadbury Schweppes is the world's third largest soft drinks company and the fourth largest confectionery company.

Photographs for the media are available at NewsCast http://www.newscast.co.uk. Tel (44) 207 608 1000.